UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Forum Merger IV Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

349875 104
(CUSIP Number)

1615 South Congress Avenue, Suite 103 Delray Beach, Florida 33445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

Forum Investors IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,234,400 (1)(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,234,400 (1)(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,234,400 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 8,400,377 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 208,506 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

Forum Capital Management IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,234,400 (1)(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,234,400 (1)(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,234,400 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 8,400,377 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 208,506 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

Marshall Kiev

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,234,400 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,234,400 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,234,400 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 8,400,377 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 208,506 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

David Boris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,234,400 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,234,400 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,234,400 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 8,400,377 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 208,506 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 (the “Schedule 13D”) relating to the Class A common stock and Class A Common Stock issuable upon conversion of Class B common stock of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 30, 2021, the Issuer issued an additional 3,601,509 units (the “Over-Allotment Units”) pursuant to the partial exercise by the underwriter of its over-allotment option in connection with the IPO. Concurrently, the Sponsor also purchased an additional 54,023 Placement Units at a purchase price of $10.00 per Placement Unit, pursuant to the terms of the Subscription Agreement. Each Placement Unit consists of one share of Class A Common Stock upon the consummation of a business combination, and one-fourth of one warrant (the “Private Placement Warrants”), each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated March 17, 2021).

On March 30, 2021, 224,623 shares of Class B common stock were automatically surrendered for no consideration by the Sponsor pursuant to contractual arrangements under the Subscription Agreement with the Issuer, triggered by the partial exercise of the option of the underwriter of the Issuer’s IPO to purchase the Over-Allotment Units.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 9,234,400 shares of Common Stock, including 834,023 shares of Class A Common Stock and 8,400,377 shares of Class B Common Stock, outstanding as of April 7, 2021) are as follows:

Forum Investors IV LLC

a)		Amount beneficially owned: 9,234,400	Percentage: 21.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	9,234,400
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	9,234,400
	iv.	Shared power to dispose or to direct the disposition of:	0

Forum Capital Management IV LLC

a)		Amount beneficially owned: 9,234,400	Percentage: 21.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	9,234,400
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	9,234,400
	iv.	Shared power to dispose or to direct the disposition of:	0

Marshall Kiev

a)		Amount beneficially owned: 9,234,400	Percentage: 21.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,234,400
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,234,400

David Boris

a)		Amount beneficially owned: 9,234,400	Percentage: 21.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,234,400
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,234,400

The Sponsor is controlled by its managing member, Forum Capital Management IV LLC. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2021	FORUM INVESTORS IV LLC

	By:	/s/ David Boris
Name: David Boris
Title: Managing Member of Forum Capital Management IV LLC, the Managing Member of Forum Investors IV LLC

Date: April 7, 2021	FORUM CAPITAL MANAGEMENT IV LLC

	By:	/s/ David Boris
Name: David Boris
Title: Managing Member

Date: April 7, 2021		/s/ David Boris
David Boris

Date: April 7, 2021		/s/ Marshall Kiev
Marshall Kiev